June 12, 2006

Via U.S. Mail

Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN

RE: 	Cambridge Antibody Technology Group plc
	Schedule 13E-3 and Schedule TO-T filed May 23, 2006 by
AstraZeneca PLC 			and AstraZeneca UK Limited
	Amendment No. 1 to Schedule 13E-3 and Schedule TO-T filed May
24, 2006
		by AstraZeneca PLC and AstraZeneca UK Limited Amendment No. 2 to Schedule 13E-3 and Schedule TO-T filed May
25, 2006
		by AstraZeneca PLC and AstraZeneca UK Limited Amendment No. 3 to Schedule 13E-3 and Schedule TO-T filed
June
7, 2006
		by AstraZeneca PLC and AstraZeneca UK Limited Amendment No. 4 to Schedule 13E-3 and Schedule TO-T filed
June
9, 2006
		by AstraZeneca PLC and AstraZeneca UK Limited
	File No. 005-46037

Dear Mr. Musker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3/Schedule TO-T
1. Please ensure that you have provided all of the required information pursuant to Item 1006(c) of Regulation M-A. For example, address whether you have any plans to change Cambridge`s charter, bylaws or other governing instruments, pursuant to Item
1006(c)(10)
of Regulation M-A.

Recommended Cash Offer
2. Please revise the cover page of the document that will be sent to security holders to include the legend required by Rule 13e-3(e)(1)(iii).
	Frequently Asked Questions, page 2
3. In an appropriate place in this discussion, please also revise to briefly provide the fairness determination made by you, in addition to that made by Cambridge.
4. "Do the CAT Directors support the Offer?" We note your disclosure indicating that the board of directors "consider the terms of the Offer to be fair and reasonable." On page 10, you state that the "CAT Board considers the Offer to be fair to the holders of CAT Securities to whom the Offer is being made." Please revise the fairness determinations of Cambridge to indicate that the going private transaction or, in this case, the Offer is fair to unaffiliated stockholders. In doing so, please ensure that consistent changes are made throughout the document.
5. "What are the most significant conditions to the Offer?" Where you discuss the minimum tender condition, please quantify what amount of shares you will need to be tendered in order to satisfy this condition and indicate to what extent the condition has already been satisfied in light of the shares you already own and the shares the officers and directors of Cambridge plan on tendering into the Offer.
	Letter from AstraZeneca, page 13
6. In the Introduction, you mention that in providing advice to the
Cambridge Board, Morgan Stanley took into account the "commercial assessments of the CAT Directors." Please revise to explain what you mean by this and confirm that you have provided related disclosure pursuant to Item 1005 of Regulation M-A.
7. In Section 15 and the discussion of Taxation, we note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors must be able to rely on the information contained in your offering circular. We do not object to a statement that each investor should consult his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. Please revise to remove this disclaimer or tell us why you believe it is necessary. For the same reasons, please also eliminate the statement that the discussion is included for general information only.

	Special Factors, page 30
	1. Background of the offer and Contacts with CAT, page 30
8. You mention on page 30 that on January 27, 2006, there was a discussion about possible deal structures. There is a similar reference to business models that were considered on March 2,
2006.
Please revise to elaborate upon the alternatives that were considered, pursuant to Item 1013(b) of Regulation M-A. Please also
revise to explain briefly why the "centre of excellence" approach was
likely to be the most attractive model from a business
perspective.
9. Please revise to briefly elaborate upon the non-confidential Investor Presentation "covering various aspects of CAT`s business" that was presented on March 8, 2006.
10. You mention that the CAT Offer Committee of the CAT Board was appointed to deal with "certain matters." Please revise to elaborate
upon what matters they were appointed to deal with. If they were formed to consider the fairness of the transaction, revise to discuss
who the members of the committee were and how they were selected. Please also revise your discussion that follows under "Fairness of the Offer" to disclose what determination the Committee, in addition
to the Board of Directors, made as to the fairness of the
transaction.
11. Revise to briefly summarize what was discussed at the meetings on
April 7 and 11, 2006 held with Goldman Sachs and relating to an analysis of precedent transactions and valuation arguments. Also, any written documentation furnished along with any oral presentation,
for example, analyses, outlines or evaluations must be filed as an exhibit, pursuant to Item 1016 of Schedule 13E-3, considering it would appear that these discussions constitute reports pursuant to
Item 1015 of Regulation M-A.
12. Elaborate upon the "potential terms" that were discussed at
April
9, 2006.  Please revise to discuss how the parties ended up
arriving
at the offer price of 1,320 pence per share.
13. We note your indication that on May 14, 2006, both your board
and
that of Cambridge approved the terms of the Offer. Was this also when the fairness determination was made? Please revise.
	3. Fairness of the Offer, page 35
14. In an appropriate place in this discussion, please ensure that you have discussed why each filing person decided to undertake the transaction now as opposed to some other time in Cambridge`s history.
Consider Instruction 1 to Item 1013 of Regulation M-A in drafting the
response.
15. In support of your fairness determination, you mention that the
"price of the Offer also reflects the value of several other substantial assets beyond CAT`s current scientific capabilities" including the royalty stream on the sales of HUMIRA, etc. Please revise to quantify, if possible, how the value of these assets assisted you in arriving at your fairness determination.
16. You mention that net book value was not considered to be a material factor relevant to acquisitions of biotechnology companies
or to the trading prices of such companies.  Please revise to briefly
explain why.
17. Please elaborate upon this discussion to disclose how you determined the transaction to be substantively fair to the unaffiliated shareholders. The factors listed in Instruction 2 to
Item 1014 are those generally considered relevant in addressing the
substantive fairness of a Rule 13e-3 transaction and should be discussed. Specifically, you have not addressed the going concern value of the Common Stock, pursuant to Instruction 2 (iv) of Item 1014 of Regulation M-A. Also, you have not explained why a fairness
opinion was not obtained from Goldman Sachs International in connection with the Offer. To the extent that any such factors were
not considered or deemed relevant in the context of this
particular
transaction, that fact may be important for shareholders in
assessing
the transaction and the company`s fairness determination. See Exchange Act Release 17719 (April 13, 1981).
18. In your discussion of Cambridge`s determination of fairness, please revise this discussion to state, if true, that Cambridge determined that the Offer is substantively and procedurally fair to
the unaffiliated shareholders, as you have with respect to AstraZeneca`s determination of fairness. Also, in doing so, please
revise your discussion of fairness to address how Cambridge determined the offer to be procedurally fair and what factors set forth below support this determination.
19. Please revise this discussion to ensure that you have provided
a
reasonably detailed discussion of each material factor forming the basis for Cambridge`s fairness determination in accordance with
Item
1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination
that the transaction is fair to the unaffiliated stockholders is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, you mention that "AstraZeneca would be able to ascribe more
value to CAT`s core technologies than other potential purchasers of
CAT," however, you do not explain why or how that factor relates to
your fairness determination. Similarly, how did the fact that CAT gave certain exclusivity commitments to AstraZeneca impact the determination of the fairness of the transaction? Also, how did the
fact that Morgan Stanley will receive two payments impact the determination of fairness of the transaction?
20. We also note that the CAT Board considered analyst projections of
the trading range for CAT shares. Revise to quantify the range of those projections.
21. Please elaborate upon this discussion to disclose how
Cambridge
determined the transaction to be substantively fair to the unaffiliated shareholders. Again, the factors listed in
Instruction
2 to Item 1014 are those generally considered relevant in
addressing
the substantive fairness of a Rule 13e-3 transaction and should be discussed. Specifically, you have not addressed the going concern value of the Common Stock, pursuant to Instruction 2 (iv) of Item 1014 of Regulation M-A. To the extent that any such factors were not
considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing
the transaction and the company`s fairness determination. To the extent Cambridge intends to rely upon the analysis of Morgan
Stanley
as it relates to the going concern value of Cambridge, the board must
specifically disclose that it has adopted the analysis of Morgan Stanley. See Exchange Act Release 17719 (April 13, 1981).
22. Further, in arriving at Cambridge`s fairness determination, what
consideration was given to the fact that, in at least one
instance,
the results of Morgan Stanley`s analyses yielded a range that was in
excess of the purchase price?
23. You mention that the Cambridge Board did not consider the net book value or the liquidation value because those methodologies "would result in lower valuations than those which the CAT Board was
already considering."  Please revise to elaborate upon the basis for
this determination and provide quantified information, if
possible,
to support it.
24. In the last paragraph of the discussion of Cambridge`s
fairness
determination, it states that the description of factors set out above "summarizes the primary factors...considered by the CAT
Board."
Please revise to state that the description of factors sets forth the
material factors, consistent with Item 1014(b) of Regulation M-A, considered by the Board.
25. Disclose why the Morgan Stanley & Co. Limited fairness opinion does not address the fairness of the consideration solely to the unaffiliated stockholders.
26. We note the indication in your disclosure that the opinion has been addressed to the Cambridge Board "only." We note this limitation on reliance by shareholders. Because it is inconsistent
with the disclosure relating to the opinion, the limitation should be
deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable legal authority addressing the availability of such a potential defense. In the absence of any applicable legal authority,
disclose that a court will resolve the availability of such a defense. Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors
of Cambridge under applicable laws. Further, disclose that the availability of such a legal defense to either financial advisor would have no effect on the rights and responsibilities of the of the
company`s board of directors under the federal securities laws.
27. We note your indication that Morgan Stanley reviewed and considered certain internal financial statements and financial projections furnished by Cambridge. Any non-public information used
by Morgan Stanley in formulating its fairness opinion should be summarized in the filing. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy
and completeness, this financial information and whether the board found Morgan Stanley`s reliance upon those materials to be reasonable.
28. We note your indication on page 47 that the "non-executive directors of CAT did not retain any separate unaffiliated representative to act solely on behalf of the Public
Shareholders..."
Please revise to explain why not.
	4. Effects of the Offer on Holders of CAT Securities, page 45
29. Please revise this discussion to reflect the effect of the transaction in terms of dollar amounts, in addition to percentages,
as it relates to net earnings, pursuant to Instruction 3 of Item
1013
of Regulation M-A.
	Part B - Further Terms of the Offer, page 56
30. We note your indication in section 1.7 that you will advise shareholders of your intent to reduce the percentage through a "press release designed to inform holders of CAT Securities..." Please tell us exactly how you intend to advise U.S. security holders. Note that the Cross-Border Tender and Exchange Offer Release No. 33-7759 would require you to disseminate this through a press release and other methods reasonably designed to inform U.S. security holders, which could include placing an advertisement in a newspaper of national circulation in the United States.

Exhibit 99.(a)(2) - Letter of Transmittal
31. We note your request that the security holder acknowledge that they have "received and reviewed" the Offer Document. It is not appropriate to require security holders to attest to the fact that they have "reviewed" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials.

Closing Comments
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please also advise us as to your intentions with respect to re-dissemination of the materials you revise in response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions


cc via facsimile at (011 44 20) 7456-2222:

Thomas B. Shropshire, Esq.
Linklaters

AstraZeneca PLC
June 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE